January 8, 2009

Filed via EDGAR

Ms. Donna DiSilvio Senior Staff Accountant Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Stop 6010 Washington, D.C. 20549	Mr. Scott Stringer Staff Accountant Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Stop 6010 Washington, D.C. 20549

Re:	Skinny Nutritional Corp. Form 10-KSB for Year Ended December 31, 2007 File No. 000-51313

Dear Ms. DiSilvio and Mr. Stringer:

On behalf of Skinny Nutritional Corp., a Nevada corporation (the “Registrant”), reference is made to the letter dated December 23, 2008, from the staff (the “Staff”) of the Securities and Exchange Commission relating to the Registrant’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2007, as filed with the Commission on April 15, 2008. Please be advised that the Registrant anticipates that it will submit its response to the Staff’s comment letter on or before January 20, 2009.

Thank you for your consideration of this request. If you have any questions regarding the foregoing, please do not hesitate to contact the undersigned.

Sincerely yours,

Becker & Poliakoff, LLP

By: /s/ Michael A. Goldstein
Michael A. Goldstein

cc:           R. Wilson (by fax)
D. McDonald (by fax)